Exhibit 99.54

Isotechnika Pharma Inc.

NEWS RELEASE

Isotechnika Pharma Inc. Common Shares to Commence

Trading on the TSX-V as of September 30, 2013

Victoria, BC, September 26, 2013—Isotechnika Pharma Inc., now operating as Aurinia Pharmaceuticals Inc. (TSX:ISA) (“Aurinia” or the “Company”), announced that, further to its press release of September 23, 2013, its common shares will be delisted from the TSX at the close of business on September 27, 2013. The Company’s common shares will be posted for trading on the TSX Venture Exchange (“TSX-V”) at the opening of market on Monday, September 30. The Company’s common share trading symbol on the TSX-V will remain “ISA”.

“Our new listing on the TSX-V will continue to provide our shareholders acess to a regulated market and will continue to provide liquidity for our common shares,” said Dr. Richard Glickman, Chairman of Aurinia.

The Company intends to officially change its name to “Aurinia Pharmaceuticals Inc.” shortly after its listing on the TSX-V. In addition, the Company intends to proceed with its previously announced consolidation of shares on a 50:1 basis. The official name change and stock consolidation are expected to take place within the next 25 days.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. Its lead drug, voclosporin, is a novel calcineurin inhibitor. Many members of Aurinia’s current leadership team are former senior managers of Aspreva Pharmaceuticals (“Aspreva”), which Galenica acquired for C$915 million in 2008. While at Aspreva, this management team executed one of the largest and most important lupus nephritis studies ever conducted, called the Aspreva Lupus Management Study (“ALMS”), which resulted in the emergence of mycophenolate mofetil as a new standard treatment for patients suffering from this devastating and potentially fatal disease. Aurina holds global rights to all indications for voclosporin and has development and commercialization partners in Canada, Israel, South Africa and Greater China. Aurinia also has a development and commercialization partner for ophthalmologic indications. In addition, Aurinia holds certain rights to exploit the ALMS database. More information is available at www.auriniapharma.com.

Forward-looking Statements

This press release contains forward-looking statements. The forward-looking statements may include, without limitation, statements regarding the Merger Transaction between Isotechnika Pharma Inc. and Aurinia Pharmaceuticals Inc., the ability of the combined company to obtain future financing and the combined company’s ability to conduct clinical trials.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward looking statements. Such risks and uncertainties include, among others, the ability of the combined company to protect its intellectual property rights, securing and maintaining corporate alliances and partnerships, the need to raise additional capital and the effect of capital market conditions and other factors on capital availability, the potential of its products, the success and timely completion of clinical studies and trials, and the combined company’s and its partners’ ability to successfully obtain regulatory approvals and commercialize voclosporin on a timely basis. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. For additional information on risks and uncertainties relating to these forward-looking statements, investors should consult the Company’s ongoing quarterly filings, annual reports and the Annual Information Form and other filings found on SEDAR at www.sedar.com.

We seek Safe Harbour.

Company Contacts:

Dr. Richard Glickman

Chairman of the Board of Directors

250-213-1523

rglickman@auriniapharma.com

Mr. Michael R. Martin

Chief Business Officer

250-415-9713

mmartin@auriniapharma.com

Investor & Media Contact:

Stephen Kilmer

647-872-4849

stephen@kilmerlucas.com